FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corp. (“the Company”)
8081 Lougheed Highway
Burnaby, B.C.
Canada V5A 1W9

2.	DATE OF MATERIAL CHANGE

July 26, 2005

3.	PRESS RELEASE

The Company issued a news release through Canada News Wire, filed on SEDAR and the Company’s website, and disseminated to shareholders on July 26, 2005.

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corp. announced that it has been granted a nonexclusive license under patent rights of Roche Diagnostics to commercialize NT-proBNP (N-terminal prohormone brain natriuretic peptide), a key cardiac marker for a broad array of cardiovascular conditions. The agreement expands availability of this key cardiovascular marker that aids in diagnosis of heart failure and risk stratification of patients with acute coronary syndrome or heart failure.

As part of the agreement, Response Biomedical also received an option to commercialize Troponin T (cardiac marker for myocardial infarction) for use with its RAMP System for the Point of Care market segment.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Basel, Switzerland and Vancouver, Canada, July 26, 2005 - Roche Diagnostics and Response Biomedical (TSX-V: RBM, OTCBB: RPBIF), announced that Response Biomedical has been granted a nonexclusive license under patent rights of Roche Diagnostics to commercialize NT-proBNP (N-terminal prohormone brain natriuretic peptide), a key cardiac marker for a broad array of cardiovascular conditions. The agreement expands availability of this key cardiovascular marker that aids in diagnosis of heart failure and risk stratification of patients with acute coronary syndrome or heart failure.

As part of the agreement, Response Biomedical also received an option to commercialize Troponin T (cardiac marker for myocardial infarction) for use with its RAMP System for the Point of Care market segment. The availability of test results for the diagnostic assessment of patients with suspected cardiac diseases - like myocardial infarction and heart failure - within minutes is vital, especially in critical care situations when every minute counts.

The financial commitment by Response Biomedical to Roche Diagnostics for licensing NT-proBNP is as follows:

-	Initial payments totaling US$500,000 within 110 days of signing the agreement and which will be dependent upon the achievement of certain technical milestones;
-	Further payments totaling US$1,500,000 are back-end loaded over a two year period, which will largely coincide with market launch and sales; and
-	Future payments of an industry standard royalty on sales of the RAMP NT-proBNP test.

Response Biomedical may terminate the Agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that Response Biomedical only pay accrued license fees.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer
8081 Lougheed Highway
Burnaby, BC V5A 1W9

Telephone: (604) 681-4101
Facsimile: (604) 412-9830

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 27th day of July, 2005